FORM 10-Q

                                                            Exhibit 12



                        TAMPA ELECTRIC COMPANY

                  RATIO OF EARNINGS TO FIXED CHARGES



     The following table sets forth the company's ratio of earnings to fixed charges for the periods indicated.


  Nine Months   Twelve Months
     Ended          Ended              Year Ended December 31,(1)
Sept. 30, 1997  Sept. 30, 1997     1996   1995   1994(2) 1993(3) 1992

    4.78x           4.59x         4.40x  4.28x    3.88x   3.81x   3.92x


     For  the  purposes of calculating this ratio, earnings consist of income  before  income taxes and fixed charges.  Fixed charges consist of  interest  on  indebtedness,  amortization  of  debt  premium,  the

i n t e r est  component  of  rentals  and  preferred  stock  dividend requirements.



(1) Prior year amounts have been restated to reflect the merger of Peoples Gas System, Inc. with and into Tampa Electric Company.

(2) Includes the effect of a $21.3-million pretax restructuring charge. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.23x for the period ended Dec. 31, 1994.

(3) Includes the effect of the non-recurring $10-million pretax charge associated with a coal pricing settlement. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.97x for the year ended Dec. 31, 1993.





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